Exhibit 99.1

FCA publishes agenda for the 2017 AGM

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that it has published the agenda and the explanatory notes for the 2017 Annual General Meeting of Shareholders (“AGM”), which will take place on April 14, 2017 in Amsterdam.

FCA’s AGM notice and explanatory notes and other AGM materials are available on FCA’s investor relations website at http://www.fcagroup.com, where they can be viewed and downloaded.[1] Shareholders may request a hard copy of these materials, which include FCA’s audited financial statements, free of charge, through the contact below.

London, 3 March 2017

[1]  The 2016 Annual Report and the annual report on Form 20-F are available on the Company’s website (www.fcagroup.com) at https://www.fcagroup.com/en-US/investor_relations/financial_results_regulatory_filings/financial_reports/Pages/2016.aspx or at https://www.fcagroup.com/it-IT/investor_relations/financial_results_regulatory_filings/financial_reports/Pages/2016.aspx . The AGM notice, explanatory notes and other AGM materials are available on the corporate website at http://www.fcagroup.com/en-US/investor_relations/stock_shareholder_corner/shareholder_meetings/Pages/shareholder_meetings_2017.aspx http://www.fcagroup.com/it-IT/investor_relations/stock_shareholder_corner/shareholder_meetings/Pages/shareholder_meetings_2017.aspx

For further information:

tel.: +39 (011) 00 63088

Email: mediarelations@fcagroup.com

www.fcagroup.com